                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. _____)


                             PRICE ENTERPRISES, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)


                                   741444 202
                                 (CUSIP Number)


                                  GARY B. SABIN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            EXCEL LEGACY CORPORATION
                         16955 VIA DEL CAMPO, SUITE 240
                           SAN DIEGO, CALIFORNIA 92127
                                 (619) 675-9400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MAY 12, 1999
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                       (Continued on the following pages)



                                Page 1 of 8 Pages


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

                                             SCHEDULE 13D
---------------------------------------                              --------------------------
         CUSIP No. 741444 202                                               PAGE 2 OF 8
---------------------------------------                              --------------------------

-----------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        EXCEL LEGACY CORPORATION, IRS ID #33-0781747
-----------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a) [ ]
                                                                                     (b) [ ]
-----------------------------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
-----------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                                    [ ]
-----------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-----------------------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
 NUMBER OF SHARES
 BENEFICIALLY              4,000,000 SHARES(1)
 OWNED               --------------------------------------------------------------------------
 BY EACH             8     SHARED VOTING POWER
 REPORTING
 PERSON WITH               0
                     --------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           4,000,000 SHARES(1)
                     --------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           0
-----------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,000,000 SHARES(1)
-----------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                                  [ ]
-----------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.1%(2)
-----------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
-----------------------------------------------------------------------------------------------

(1) BENEFICIAL OWNERSHIP OF APPROXIMATELY 4,000,000 SHARES OF COMMON STOCK OF PRICE ENTERPRISES, INC. ("PREN") BY EXCEL LEGACY CORPORATION IS REPORTED HEREIN SOLELY AS A RESULT OF THE AGREEMENT DESCRIBED IN ITEM 4 TO ACQUIRE SUCH SHARES, SUBJECT TO CERTAIN CONDITIONS.

(2) BASED ON 13,293,456 SHARES OF PREN COMMON STOCK OUTSTANDING AS OF MARCH 15, 1999, AS REPORTED IN PREN'S AMENDMENT NO. 1 TO ANNUAL REPORT ON FORM 10-K (FILE NO. 0-20449) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 1999.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.        SECURITY AND ISSUER.

               This statement relates to the beneficial ownership of approximately 4,000,000 shares of Common Stock, par value $.0001 per share ("PREN Common Stock"), of Price Enterprises, Inc., a Maryland corporation ("PREN"). The principal executive offices of PREN are located at 4649 Morena Boulevard, San Diego, California 92117.

ITEM 2.        IDENTITY AND BACKGROUND.

               This statement is being filed on behalf of Excel Legacy Corporation, a Delaware corporation ("Legacy"). Legacy's principal business is the acquisition, development and management of real property and real estate-related operating companies.

               The address of the principal office and principal business of Legacy is 16955 Via Del Campo, Suite 240, San Diego, California 92127.

               Set forth on Schedule I hereto is the name and present principal employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Legacy's directors and executive officers, as of the date hereof.

               During the last five years, neither Legacy nor, to Legacy's knowledge, any person named in Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Legacy has not yet purchased the shares of PREN Common Stock to which this statement pertains. As more fully described in Item 4, on May 12, 1999, Legacy entered into an agreement with Sol Price, as trustee, and other major shareholders of PREN (the "Agreement"). Under the terms of the Agreement, Legacy will offer to all PREN shareholders $8.50 per share for all shares of PREN Common Stock, comprised, at Legacy's election, of (a) $8.50 per share in cash or (b)(i) at least $4.25 in cash, (ii) at least $2.75 in principal amount of Legacy's 9% Convertible Subordinated Debentures due 2004 (the "Debentures"), which will be convertible into shares of Legacy's common stock at $5.50 per share, and (iii) $1.50 per share in whatever combination Legacy may choose of cash, Debentures or Legacy's 10% Senior Notes due 2004 (the "Notes"). The source of the cash portion of such consideration is currently expected to be a bank financing or capital raising transaction, the details of which (including the identities of the other party(ies) which may be involved) have not been determined as of the date hereof.

ITEM 4.        PURPOSE OF TRANSACTION.

               Legacy is seeking to acquire a controlling equity interest in PREN. The transactions described herein are intended to assist in the achievement of that purpose.

        (a)-(b) On May 12, 1999, Legacy entered into the Agreement with Sol Price, as trustee, and other major shareholders of PREN. Under the terms of the Agreement, Legacy will offer to all PREN shareholders $8.50 per share for all shares of PREN Common Stock, comprised, at Legacy's election, of (i) $8.50 per share in cash or (ii)(A) at least $4.25 in cash, (B) at least $2.75 in principal amount of the Debentures, and (C) $1.50 per share in whatever combination Legacy may choose of cash, Debentures or Notes. The Debentures and Notes are described in Item 3.

               The PREN Board of Directors has the right to determine whether the transaction will proceed, and if so whether the transaction will proceed as an exchange offer for PREN Common Stock or a merger with PREN. In either event, the Preferred Stock, par value $.0001 per share, of PREN ("PREN Preferred Stock") will remain outstanding. The Board of PREN is expected to act by June 2, 1999.

               Under the terms of the Agreement, several major shareholders of PREN are depositing approximately 4,000,000 shares of PREN Common Stock in escrow. Assuming the PREN Board of Directors approves the transaction on or about June 2, 1999, the transaction will involve either an exchange offer to shareholders or a merger requiring a vote of shareholders.

               At that time, additional shares of PREN Common Stock will be deposited in escrow such that the aggregate number of shares in escrow will be approximately 8,000,000 shares of PREN Common Stock representing approximately 51% of the PREN voting power. These shares will be tendered in an exchange offer or voted in favor of a merger, as the case may be. In either case, the offering will be made only by means of a prospectus.

               The consummation of the transaction is subject to a variety of conditions, including the execution by PREN of an agreement to take certain actions to facilitate the transaction.

        (c) Not applicable.

        (d) If the transaction is consummated as planned, the Board of Directors of PREN will be reduced from six to five members, and will be comprised of Gary
B. Sabin, Chairman, President and Chief Executive Officer of Legacy, Richard B. Muir, Executive Vice President and Director of Legacy, Jack McGrory, currently President, Chief Executive Officer and Director of PREN, James F. Cahill, currently Director of PREN, and Simon M. Lorne (or their designees). In addition, Gary B. Sabin will be appointed as Chief Executive Officer of PREN.

        (e) Other than as described above, not applicable.

        (f) Other than as described above, not applicable.

        (g) If the transaction is consummated as planned, Legacy has agreed to cause the PREN Preferred Stock to be entitled under PREN's charter documents to elect a majority of PREN's Board of Directors, until such time as (i) less than 2,000,000 shares of PREN Preferred Stock remain outstanding or (ii) Legacy completes a tender offer to acquire any and all outstanding shares of PREN Preferred Stock at a cash price of $16 per share, or in certain other circumstances. In addition, Legacy has agreed not to take any action to cause a direct or indirect change of control (as defined in the Agreement) of PREN (A) after the date of the Agreement and prior to the closing, without the consent of Sol Price, and (B) after the closing, without either offering to purchase all shares of PREN Preferred Stock or obtaining the approval of a majority of such shares (unless a higher percentage is required under PREN's charter or Maryland law).

               Sol Price, as trustee, and the other shareholders of PREN who sign the Agreement are agreeing from the date of the Agreement through the closing (i) not to sell or otherwise dispose of any PREN Common Stock owned beneficially or otherwise, and (ii) to vote all Common Stock and Preferred Stock of PREN owned beneficially or otherwise in favor of the merger described above (if applicable), and against any competing takeover proposal (as defined in the Agreement) or any other action or agreement which would impede, interfere with or prevent the transactions contemplated by the Agreement.

        (h)-(i) If the transaction is consummated as planned and the number of outstanding shares of PREN Common Stock is reduced below the level required by the Nasdaq National Market, the PREN Common Stock may be delisted from the Nasdaq National Market, and may be eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

        (j) Other than as described above, Legacy currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) (although Legacy reserves the right to develop such plans).

               The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement (and exhibits thereto), a copy of which is filed as an exhibit to Legacy's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 1999 (File No. 0-23503) and is incorporated by reference herein.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a) Legacy may be deemed to be the beneficial owner of approximately 4,000,000 shares of PREN Common Stock which, subject to certain conditions described in Item 4, are being deposited in escrow by Sol Price, as trustee, and the other shareholders of PREN who sign the Agreement. These shares represent approximately 30.1% of the currently outstanding shares of PREN Common Stock, based on 13,293,456 shares of PREN Common Stock outstanding as of March 15, 1999, as reported in Amendment No. 1 to PREN's Annual Report on Form 10-K (File No. 0-20449) filed with the Securities and Exchange Commission on April 29, 1999.

        (b) If the transaction is consummated as planned, Legacy will have sole power to vote and sole power to direct the disposition of all PREN Common Stock held in escrow. However, Legacy does not currently possess voting or dispositive power with respect to any PREN Common Stock.

        (c) Neither Legacy nor, to the knowledge of Legacy, any person named in
Schedule I has effected any transactions in PREN Common Stock during the past 60 days.

        (d) Sol Price, as trustee, and the other shareholders who sign the Agreement will continue to have the right to receive dividends from, and proceeds from the sale of, the PREN Common Stock held in escrow.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               See the description of the Agreement in Item 4.

               Except for the Agreement, to the knowledge of Legacy, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Legacy or any person named in Schedule I and any other person with respect to any securities of PREN, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1*    Agreement, dated May 12, 1999, by and among Excel
                      Legacy Corporation and certain shareholders of Price Enterprises, Inc. listed on the signature pages thereto (including the following exhibits: Exhibit A--Form of Indenture, Exhibit B--Conditions to Offer, and Exhibit C--Form of Agreement between Excel Legacy Corporation and Price Enterprises, Inc.).

               * Incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Excel Legacy Corporation filed with the Securities and Exchange Commission on May 14, 1999 (File No. 0-23503).

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 1999               Excel Legacy Corporation


                                   By:     /s/  Gary B. Sabin
                                           --------------------------------
                                           Gary B. Sabin
                                           President and Chief Executive Officer

                                   SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF EXCEL LEGACY CORPORATION

        The following table sets forth the name, business address and present principal employment of each director and executive officer of Excel Legacy Corporation. Except as indicated below, each such person is a U.S. citizen and the business address of each such person is 16955 Via Del Campo, Suite 240, San Diego, California 92127.

                               BOARD OF DIRECTORS

Name                      Present Principal Employment
----                      ----------------------------
Gary B. Sabin............ Chairman, President and Chief Executive Officer of Excel
                          Legacy Corporation.

Richard B. Muir.......... Executive Vice President and Secretary of Excel Legacy
                          Corporation.

Kelly D. Burt............ Executive Vice President--Development of Excel Legacy
                          Corporation.

Richard J. Nordlund...... President of RJN Management. Mr. Nordlund's business address is 615 Hot Springs Road, Santa Barbara,
                          California 93108.

Robert E. Parsons, Jr.... Executive Vice President and Chief Financial Officer of
                          Host Marriott Corporation. Mr. Parson's business address
                          is 10400 Fernwood Road, Washington, D.C. 20058.

Robert S. Talbott........ President of Holrob Investments, LLC. Mr. Talbott's
                          business address is 2607 Kingston Pike, Knoxville,
                          Tennessee 37919.

John H. Wilmot........... President of Exeter Development Corporation. Mr.
                          Wilmot's business address is 4455 E. Camelback Road,
                          Phoenix, Arizona 85018.



                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name                      Present Principal Employment
----                      ----------------------------
Graham R. Bullick........ Senior Vice President--Capital Markets of Excel Legacy
                          Corporation.

Mark T. Burton........... Senior Vice President--Acquisitions of Excel Legacy
                          Corporation.

S. Eric Ottesen.......... Senior Vice President, General Counsel and Assistant
                          Secretary of Excel Legacy Corporation.

Ronald H. Sabin.......... Senior Vice President--Asset Management of Excel Legacy
                          Corporation.

James Y. Nakagawa........ Chief Financial Officer of Excel Legacy Corporation.

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